

Mail Stop 3720

May 13, 2016

Thomas S. Hall
Chairman and Chief Executive Officer
Adeptus Health, Inc.
2941 Lake Vista Drive
Lewisville, TX 75067

> **Re: Adeptus Health, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2016**
> **Filed April 29, 2016**
> **File No. 001-36520**

Dear Mr. Hall:

We have reviewed your filings and have the following comment. Please respond to this comment within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Form 10-K

Exhibits 31.1 and 31.2

Form 10-Q, March 31, 2016

Exhibits 31.1 and 31.2

1. We note that your certifications filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 lack paragraph 4(b) representations pertaining to the design of your internal control over financial reporting. Please amend your Form 10-K and your March 31, 2016 Form 10-Q. Include all of the representations required for Section 302.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Staff Attorney, at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications